SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated April 2, 2007

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒                Form 40-F ☐

Enclosures:

1.               Nokia stock exchange release dated April 2, 2007: Nokia Siemens Networks starts operations and assumes a leading position in the communications industry

PRESS RELEASE

April 2, 2007

Nokia Siemens Networks starts operations and assumes a leading position in the communications industry

Nokia updates 2007 market outlook for the mobile and fixed intrastructure and related services market

Espoo, Finland - Nokia announced today that Nokia Siemens Networks started its operations on April 1, assuming a leading position in the communications infrastructure market and ready to help its hundreds of customers across the globe meet the challenges of connecting the five billion people that the company believes will be “always on” by 2015.

The new company, owned by Nokia and Siemens, holds a top three position in the industry (based on 2006 pro-forma revenues of EUR 17.1 billion) and is ideally positioned to tap growth opportunities in both the wireless and fixed communications markets. Nokia Siemens Networks has approximately 600 customers and operates in about 150 countries, combining deep local presence and know-how with the global reach and international support of an industry leader. The company starts with strong momentum. Approximately 140 joint bids have been submitted since anti-trust approvals in November, in addition to the separate Siemens and Nokia activities.

“Already starting as one of the leaders of the industry, we have a clear objective: to become number one. We want to be the number one communications enabler for our customers; the number one company connecting the world through seamless connectivity of mobile and fixed communications; and the number one workplace of choice for our employees. We also want to be known for operating with the highest standards of ethics and integrity,” said Simon Beresford-Wylie, chief executive officer of Nokia Siemens Networks.

Nokia Siemens Networks has five product business units – Radio Access, Broadband Access, Service Core and Applications, IP/Transport, and Operations Support Systems – that provide a full range of products and applications for fixed, mobile and converged networks. Additionally, the new company addresses the growing demand for services through its Services Business Unit, which has some 20,000 professionals worldwide.

“We have the size and resources to compete, but we also recognize that true competitiveness goes well beyond scale,” said Simon Beresford-Wylie. “Nokia Siemens Networks has the capability to bring true innovation to its customers. We have a company culture that values speed, flexibility, integrity and results over hierarchy. A deep partnership with Nokia gives us unique insights into end-users and allows us to provide full end-to-end solutions to our customers. And, last but not least, we have a portfolio that is ideal for the world of convergence, with strength in both fixed and mobile systems.”

Nokia Siemens Networks builds on the rich research and innovation strength of its parent companies. It will have one of the world’s best research and development teams, focused on advancing the development of best-in-class products for next-generation fixed and mobile network solutions. In 2006, the R&D team that is now part of Nokia Siemens Networks demonstrated the world’s first Long Term Evolution (LTE) radio access solution.  In fixed access, research teams were able to transmit data at a rate of 10 gigabits per second via an optical access network, which is four times faster than the rate previously possible.

Recently, a 10x111 gigabit per second native transmission was achieved over 2400km using a Dense Wavelength Division Multiplexing (DWDM) infrastructure originally designed for 10 gigabit per second transmission - showing that operators will be able to migrate to 100 gigabit ethernet services per wavelength using their existing optical infrastructure.  This strong R&D capability, together with the innovative solutions already commercially available today like IMS, MSC Server System and Internet HSPA, will enable Nokia Siemens Networks to help customers meet their business goals.

 “As the market changes and our customers face complex business challenges, we will also need to change at Nokia Siemens Networks,” continued Beresford-Wylie. “Bringing the internet and connectivity to the vast majority of people by 2015 will require finding new ways to lower the cost of connections, particularly in the large emerging markets.  As Nokia and Siemens said when announcing the new company on June 19, 2006, we will seek estimated cost synergies of EUR 1.5 billion annually by 2010 in order to build a strong, competitive Nokia Siemens Networks.”

In terms of market outlook, over the last couple of months, there has been a narrowing of visibility and indications of a slowdown in spending in some regions.  As a result, Nokia and Nokia Siemens Networks today are updating the outlook for the mobile and fixed services infrastructure market for 2007.  The companies now expect very slight market growth for the mobile and fixed infrastructure and related services market in euro terms in 2007.  Previously, Nokia expected slight growth in the mobile and fixed infrastructure and related services market in euro terms in 2007.  From April 1, 2007, the financial results of Nokia Siemens Networks will be consolidated to Nokia.

About Nokia Siemens Networks

Nokia Siemens Networks is a leading global enabler of communications services. The company provides a complete, well-balanced product portfolio of mobile and fixed network infrastructure solutions and addresses the growing demand for services with 20,000 service professionals worldwide. The combined pro-forma revenues of €17.1bn in fiscal year 2006 make Nokia Siemens Networks one of the largest telecommunications infrastructure companies. Nokia Siemens Networks has operations in some 150 countries and is headquartered in Espoo, Finland. It combines Nokia’s Networks Business Group and the carrier related businesses of Siemens Communications.

www.nokiasiemensnetworks.com

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product and solution deliveries; B) our ability to develop, implement and commercialize new products, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations regarding our mobile device volume growth, market share, prices and margins; E) expectations and targets for our results of operations; F) the outcome of pending and threatened litigation; and G) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. Because these statements involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) competitiveness of our product portfolio; 2) our ability to identify key market trends and to respond timely and successfully to the needs of our customers; 3) the extent of the growth of the mobile communications industry, as well as the growth and profitability of the new market segments within that industry which we target; 4) the availability of new products and services by network operators and other market participants; 5) our ability to successfully manage costs; 6) the intensity of competition in the mobile communications industry and our ability to maintain or improve our market position and respond successfully to changes in the competitive landscape; 7) the impact of changes in technology and our ability to develop or otherwise acquire complex technologies as required by the market, with full rights needed to use; 8) timely and successful commercialization of complex technologies as new advanced products and solutions; 9) our ability to protect the complex technologies, which we or others develop or that we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products and solution offerings; 10) our ability to protect numerous Nokia patented, standardized, or proprietary technologies from third party infringement or actions to invalidate the intellectual property rights of these technologies; 11) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products and solutions; 12) inventory management risks resulting from shifts in market demand; 13) our ability to source quality components and sub-assemblies without interruption and at acceptable prices; 14) Nokia’s and Siemens’ ability to successfully integrate the operations, personnel and supporting activities of their respective businesses as a result of the merger of Nokia’s networks business and Siemens’ carrier-related operations for fixed and mobile networks forming Nokia Siemens Networks; 15) whether, as a result of investigations into alleged violations of law by some current or former employees of Siemens, government authorities or others take actions against Siemens and/or its employees that may involve and affect the carrier-related assets and employees transferred by Siemens to Nokia Siemens Networks, or there may be undetected additional violations that may have occurred prior to the transfer, or ongoing violations that may occur after the transfer, of such assets and employees that could result in additional actions by government authorities; 16) the expense, time, attention and resources of Nokia Siemens Networks and our management to detect, investigate and resolve any situations related to alleged violations of law involving the assets and employees of Siemens carrier-related operations transferred to Nokia Siemens Networks; 17) any impairment of Nokia Siemens Networks customer relationships resulting from the ongoing government investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks; 18) developments under large, multi-year contracts or in relation to major customers; 19) general economic conditions globally and, in particular, economic or political turmoil in emerging market countries where we do business; 20) our success in collaboration arrangements relating to development of technologies or new products and solutions; 21) the success, financial condition and performance of our collaboration partners, suppliers and customers; 22) any disruption to information technology systems and networks that our operations rely on; 23) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Chinese yuan, the UK pound sterling and the Japanese yen, as well as certain other currencies; 24) the management of our customer financing exposure; 25) allegations of possible health risks from electromagnetic fields generated by base stations and mobile devices and lawsuits related to them, regardless of merit; 26) unfavorable outcome of litigations; 27) our ability to recruit, retain and develop appropriately skilled employees; and 28) the impact of changes in government policies, laws or regulations; as well as the risk factors specified on pages 12-24 of the company’s annual report on Form 20-F for the year ended December 31, 2006 under “Item 3.D Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Media Enquiries

Nokia

Communications

Tel. +358 7180 34900

Email: press.office@nokia.com

Nokia Siemens Networks

Barry French, Regine Van Tomme +358 (0)7180 31451

For Finland : Riitta Mard +358 505 149 718

For Germany : Stefan Mueller +49 175 265 4662

Email: mediarelations@nsn.com

Investor contacts:

Nokia

Investor Relations,

Europe, tel. +358 7180 34289

Investor Relations,

US, tel. +1 914 368 0555

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 2, 2007	Nokia Corporation

By:	/s/ Kaarina Ståhlberg
	Name:	Kaarina Ståhlberg
	Title:	Assistant General Counsel